FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Invitation to tender American Securities for purchase.
2	Invitation to tender European Securities for purchase.

TRANSLATION FROM ORIGINAL SPANISH VERSION

MATERIAL FACT

Invitation to tender American Securities for purchase

Banco Santander, S.A. (Banco Santander) announces today an invitation to all holders of the securities identified in the annex of this document (the American Securities) to tender such Securities for purchase (the Invitation). The American Securities are subordinated bonds listed in the London Stock Exchange and issued by an entity belonging to Santander’s Group. The total principal amount of the American Securities comprising the Invitation amounts to approximately USD257,500,000.

The amount in cash to be paid for each American Security will be equal to the sum of the purchase price (expressed as a percentage of the outstanding principal amount as of the settlement date) plus the interest accrued and unpaid from (and including) the last interest payment date to (but excluding) the settlement date of the tender offers. The purchase price has been established as a fixed amount for each USD100,000 outstanding principal amount as of the settlement date of the American Securities and is specified in the annex hereto.

Banco Santander will obtain the funds needed to fulfil its payment obligations arising from the Invitation from its ordinary available liquidity.

Banco Santander reserves its right to amend the terms and conditions of the Invitation as well as to extend, reopen, amend, revoke or terminate the Invitation at any moment.

The holders of the American Securities may submit, or request to their corresponding intermediaries or direct participants that they submit the corresponding tender offer instructions (the Tender Offers), through the ATOP system of DTC as from 6 March 2013.

The terms of the Tender Offers regarding the American Securities and the procedure to make the Tender Offers are regulated in the Offer to Purchase dated 6 March 2013 (the American Offer to Purchase) which (subject to the offering and selling restrictions set out therein) is available upon request from, amongst others, the tender and information agent, Lucid Issuer Services Limited. If holders of the American Securities need additional information on the Invitation, you can contact Lucid at santander@lucid-is.com / +44 (0) 207 704 0880, To the attention of: David Shilson / Paul Kamminga.

Tender Offers will be irrevocable except in the events set out in the American Offer to Purchase. In any case, said irrevocable instructions for the American Securities must be received on or before 5.00 pm (EST) on 13 March 2013.

Banco Santander will announce on 14 March 2013 whether it has decided to accept the American Securities Tender Offers validly submitted and, in the event these are accepted, Banco Santander will simultaneously announce the final aggregate principal amount of the American Securities accepted for purchase as a consequence of the Tender Offers. It is forseen that, the date of settlement of the Tender Offers will be 19 March 2013.

Banco Santander has appointed Merrill Lynch Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc. in its capacity of joint dealer manager so that they act as joint dealer managers and to Lucid Issuer Services Limited to act as tender and information agent.

The Invitation is being undertaken as a part of the Group’s active management of liabilities and capital, and is focused on core capital generation as well as the optimization of the future interest expense.

The Invitation is also designed to provide liquidity in the market and to offer the holders of the American Securities the possibility to exit their investment in the American Securities.

Boadilla del Monte (Madrid), 6 March 2013

ANNEX

SECURITIES

Series	Issuer	Securities	ISIN	Purchase Price	Aggregate Outstanding Principal Amount
1.	Santander Issuances, S.A. Unipersonal	Series 22 USD257,500,000 Fixed-to-Floating Callable Subordinated Notes due 2019	US80281TAD00 (144A) and USE8682YAS75 (Regulation S)	102%	USD257,500,000

TRANSLATION FROM ORIGINAL SPANISH VERSION

MATERIAL FACT

Invitation to tender European Securities for purchase

Banco Santander, S.A. (Banco Santander) announces today an invitation to all holders of the securities identified in the annex of this document (the European Securities) to tender such Securities for purchase (the Invitation). The European Securities are subordinated and perpetual bonds listed in the Luxembourg Stock Exchange, corresponding to 15 different series issued by various entities belonging to Santander’s Group. The total principal amount of the series comprising the Invitation amounts to approximately EUR6,575,000,000 and GBP2,243,000,000.

The Invitation regarding the European Securities is only addressed to those holders of European Securities that are not located in, or are not resident of, the United States of America and to those holders of European Securities that are not acting in the name of or on behalf of persons that are located in, or are resident of, the United States of America.

The amount in cash to be paid for each European Security will be equal to the sum of the purchase price (expressed as a percentage of the outstanding principal amount as of the settlement date) of each series of European Securities plus the interest accrued and unpaid from (and including) the last interest payment date to (but excluding) the settlement date of the tender offers. The purchase price has been established as a fixed amount for each EUR1 or GBP1 outstanding principal amount as of the settlement date of the European Securities and is specified in the annex hereto.

Banco Santander will obtain the funds needed to fulfil its payment obligations arising from the Invitation from its ordinary available liquidity.

Banco Santander reserves its right to amend the terms and conditions of the Invitation as well as to extend, reopen, amend, revoke or terminate the Invitation at any moment.

The holders of the European Securities may deliver, or carry out the necessary actions to have delivered on their behalf (in the case such said holders are not direct participants in Euroclear Bank S.A./N.V. and/or Clearstream Banking, société anonyme) of the corresponding tender offer instructions (the Tender Offers) to the tender and information agent, Lucid Issuer Services Limited, as from 6 March 2013.

Tender Offers will be irrevocable except in the events set out in the European Tender Offer Memorandum, as defined below. In any case, said irrevocable instructions for the European Securities must be received by the tender and information agent on or before 5.00 pm (CET) on 13 March 2013.

The terms of the Tender Offers regarding the European Securities and the procedure to make the Tender Offers are regulated in the Tender Offer Memorandum dated 6 March 2013 (the European Tender Offer Memorandum) which (subject to the offering and selling restrictions set out therein) is available upon request from, amongst others, the tender and information agent, Lucid Issuer Services Limited. If holders of the European Securities need additional information on the Invitation, you can contact Lucid at santander@lucid-is.com / +44 (0) 207 704 0880, to the attention of: David Shilson / Paul Kamminga.

Banco Santander will announce on 14 March 2013 whether it has decided to accept, in whole or in part, the European Securities Tender Offers validly submitted and, in the event these are accepted, Banco Santander will simultaneously announce the final aggregate principal amount of each of the series accepted for purchase as a consequence of the Tender Offers. It is foreseen that, the date of settlement of the Tender Offers will be 19 March 2013.

Banco Santander has appointed Merrill Lynch International and Banco Santander, S.A. (acting through its wholesale banking division “Santander Global Banking & Markets”, in its capacity as joint dealer manager) so that they act as joint dealer managers, and Lucid Issuer Services Limited to act as tender and information agent.

The Invitation is being undertaken as a part of the Group’s active management of liabilities and capital, and is focused on core capital generation as well as the optimization of the future interest expense. The Invitation is also designed to provide liquidity in the market and to offer the holders of the European Securities the possibility to exit their investment in the European Securities.

Boadilla del Monte (Madrid), 6 March 2013

ANNEX

SECURITIES

Series	Issuer	Securities	ISIN	Purchase Price	Aggregate Outstanding Principal Amount
1.	Santander Issuances, S.A. Unipersonal	Series 13 €1,500,000,000 Callable Subordinated Step-Up Floating Rate Instruments due 2017	XS0291652203	88%	€1,500,000,000

2.	Santander Issuances, S.A. Unipersonal	Series 9 €550,000,000 Callable Subordinated Step-Up Floating Rate Instruments due 2017	XS0261717416	87.5%	€550,000,000

3.	Santander Issuances, S.A. Unipersonal	Series 18 €1,500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2017	XS0327533617	88.5%	€1,500,000,000

4.	Santander Issuances, S.A. Unipersonal	Series 11 £300,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018	XS0284633327	85.5%	£300,000,000

5.	Santander Issuances, S.A. Unipersonal	Series 5 €500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2018	XS0255291626	83%	€500,000,000

6.	Santander Issuances, S.A. Unipersonal	Series 14 €500,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2019	XS0301810262	84%	€500,000,000

7.	Santander Issuances, S.A. Unipersonal	Series 23 €449,250,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2019	XS0440402393	101%	€449,250,000

8.	Santander Issuances, S.A. Unipersonal	Series 24 £843,350,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2019	XS0440403797	103%	£843,350,000

9.	Santander Issuances, S.A. Unipersonal	Series 10 £300,000,000 Callable Subordinated Step-Up Fixed to Floating Rate Instruments due 2017	XS0261787898	86%	£300,000,000

10.	Santander Issuances, S.A. Unipersonal	Series 19 £800,000,000 Callable Subordinated Step-Up Fixed/Floating Rate Instruments due 2017	XS0327310669	89%	£800,000,000

Series	Issuer	Securities	ISIN	Purchase Price	Aggregate Outstanding Principal Amount
11.	Santander Issuances, S.A. Unipersonal	Series 16 €102,000,000 Subordinated Floating Rate Instruments due 2018	XS0307566496	68%	€102,000,000

12.	Santander Issuances, S.A. Unipersonal	Series 12 €585,000,000 Subordinated Floating Rate Instruments due 2019	XS0285087192	65%	€585,000,000

13.	Santander Issuances, S.A. Unipersonal	Series 15 €114,000,000 Subordinated Floating Rate Instruments due 2022	XS0307473214	60%	€114,000,000

14.	Santander Issuances, S.A. Unipersonal	Series 17 €25,000,000 Subordinated Floating Rate Instruments due 2022	XS0309495959	60%	€25,000,000

15.	Santander Perpetual, S.A. Unipersonal	€750,000,000 Guaranteed Perpetual Step-Up Subordinated Notes	XS0206920141	75%	€750,000,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 6, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President